QUICKSILVER RESOURCES INC.
801 Cherry Street
Fort Worth, TX 76102
February 13, 2015
VIA EDGAR
Mr. Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628

Re:	Quicksilver Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
File No. 001-14837
Dear Mr. Horowitz:
Quicksilver Resources Inc. (the “Company”) received your letter dated February 5, 2015, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. We respectfully request an extension of time to respond to your letter and intend to provide our response on or before February 27, 2015. Please feel free to contact me at 817-665-5000 if you would like further clarification or additional information.

Very truly yours,
QUICKSILVER RESOURCES INC.
By:	/s/ Vanessa Gomez LaGatta
Vanessa Gomez LaGatta
Senior Vice President – Chief Financial Officer and Treasurer

cc:    Diane Fritz, Securities and Exchange Commission